SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.    )*

GFI Group Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

361652 20 9

(CUSIP Number)

BGC Partners, Inc.

499 Park Avenue

New York, New York 10022

Attention: Stephen M. Merkel, Esq.

(212) 610-2200

Copies to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention: David K. Lam, Esq.

(212) 403-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 3, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS. BGC Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,075,464 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,075,464 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,075,464 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%(1)(2)
14	TYPE OF REPORTING PERSON* PN

(1)	The information set forth in Items 4, 5 and 6 is incorporated herein by reference. The 17,075,464 shares of common stock of GFI Group Inc. that may be deemed to be beneficially owned by this reporting person are held of record by BGC Partners, L.P. Does not include 45,000 shares held by its affiliate, Cantor Fitzgerald & Co.
(2)	The calculation of the 13.5% beneficial ownership is based on 126,487,416 shares of common stock reported outstanding as of July 31, 2014 as reported in GFI Group Inc.’s Quarterly Report on Form 10-Q filed August 11, 2014.

1	NAMES OF REPORTING PERSONS. BGC Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,075,464 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,075,464 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,075,464 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%(1)(2)
14	TYPE OF REPORTING PERSON* OO

(1)	The information set forth in Items 4, 5 and 6 is incorporated herein by reference. The 17,075,464 shares of common stock of GFI Group Inc. that may be deemed to be beneficially owned by this reporting person are held of record by BGC Partners, L.P. Does not include 45,000 shares held by its affiliate, Cantor Fitzgerald & Co.
(2)	The calculation of the 13.5% beneficial ownership is based on 126,487,416 shares of common stock of GFI Group Inc. reported outstanding as of July 31, 2014 as reported in GFI Group Inc.’s Quarterly Report on Form 10-Q filed August 11, 2014.

1	NAMES OF REPORTING PERSONS. BGC Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,075,464 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,075,464 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,075,464 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%(1)(2)
14	TYPE OF REPORTING PERSON* PN

(1)	The information set forth in Items 4, 5 and 6 is incorporated herein by reference. The 17,075,464 shares of common stock of GFI Group Inc. that may be deemed to be beneficially owned by this reporting person are held of record by BGC Partners, L.P. Does not include 45,000 shares held by its affiliate, Cantor Fitzgerald & Co.
(2)	The calculation of the 13.5% beneficial ownership is based on 126,487,416 shares of common stock of GFI Group Inc. reported outstanding as of July 31, 2014 as reported in GFI Group Inc.’s Quarterly Report on Form 10-Q filed August 11, 2014.

1	NAMES OF REPORTING PERSONS. BGC GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,075,464 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,075,464 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,075,464 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%(1)(2)
14	TYPE OF REPORTING PERSON* OO

(1)	The information set forth in Items 4, 5 and 6 is incorporated herein by reference. The 17,075,464 shares of common stock of GFI Group Inc. that may be deemed to be beneficially owned by this reporting person are held of record by BGC Partners, L.P. Does not include 45,000 shares held by its affiliate, Cantor Fitzgerald & Co.
(2)	The calculation of the 13.5% beneficial ownership is based on 126,487,416 shares of common stock of GFI Group Inc. reported outstanding as of July 31, 2014 as reported in GFI Group Inc.’s Quarterly Report on Form 10-Q filed August 11, 2014.

1	NAMES OF REPORTING PERSONS. BGC Partners, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,075,464 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,075,464 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,075,464 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%(1)(2)
14	TYPE OF REPORTING PERSON* CO

(1)	The information set forth in Items 4, 5 and 6 is incorporated herein by reference. The 17,075,464 shares of common stock of GFI Group Inc. that may be deemed to be beneficially owned by this reporting person are held of record by BGC Partners, L.P. Does not include 45,000 shares held by its affiliate, Cantor Fitzgerald & Co.
(2)	The calculation of the 13.5% beneficial ownership is based on 126,487,416 shares of common stock of GFI Group Inc. reported outstanding as of July 31, 2014 as reported in GFI Group Inc.’s Quarterly Report on Form 10-Q filed August 11, 2014.

1	NAMES OF REPORTING PERSONS. Cantor Fitzgerald, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,120,464 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,120,464 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,120,464 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5% (1)(2)
14	TYPE OF REPORTING PERSON* PN

(1)	The information set forth in Items 4, 5 and 6 is incorporated herein by reference. The 17,120,464 shares of common stock of GFI Group Inc. that may be deemed to be beneficially owned by this reporting person are held of record as follows: 17,075,464 shares are held of record by BGC Partners, L.P. and 45,000 shares are held of record by Cantor Fitzgerald & Co.
(2)	The calculation of the 13.5% beneficial ownership is based on 126,487,416 shares of common stock of GFI Group Inc. reported outstanding as of July 31, 2014 as reported in GFI Group Inc.’s Quarterly Report on Form 10-Q filed August 11, 2014.

1	NAMES OF REPORTING PERSONS. CF Group Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,120,464 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,120,464 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,120,464 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5% (1)(2)
14	TYPE OF REPORTING PERSON* CO

(1)	The information set forth in Items 4, 5 and 6 is incorporated herein by reference. The 17,120,464 shares of common stock of GFI Group Inc. that may be deemed to be beneficially owned by this reporting person are held of record as follows: 17,075,464 shares are held of record by BGC Partners, L.P. and 45,000 shares are held of record by Cantor Fitzgerald & Co.
(2)	The calculation of the 13.5% beneficial ownership is based on 126,487,416 shares of common stock of GFI Group Inc. reported outstanding as of July 31, 2014 as reported in GFI Group Inc.’s Quarterly Report on Form 10-Q filed August 11, 2014.

1	NAMES OF REPORTING PERSONS. Howard W. Lutnick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,120,464 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,120,464 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,120,464 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%(1)(2)
14	TYPE OF REPORTING PERSON* IN

(1)	The information set forth in Items 4, 5 and 6 is incorporated herein by reference. The 17,120,464 shares of common stock of GFI Group Inc. that may be deemed to be beneficially owned by this reporting person are held of record as follows: 17,075,464 shares are held of record by BGC Partners, L.P. and 45,000 shares are held of record by Cantor Fitzgerald & Co.
(2)	The calculation of the 13.5% beneficial ownership is based on 126,487,416 shares of common stock of GFI Group Inc. reported outstanding as of July 31, 2014 as reported in GFI Group Inc.’s Quarterly Report on Form 10-Q filed August 11, 2014.

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock, par value $0.01 per share (the “Shares”), of GFI Group Inc. (“GFI” or the “Company”). The name of the issuer is GFI Group Inc. The principal executive offices of the Company are located at 55 Water Street, New York, New York 10041.

ITEM 2.	IDENTITY AND BACKGROUND

(a), (b) and (c)

This Schedule 13D is being filed by:

(1)	BGC Partners, L.P., a Delaware limited partnership;

(2)	BGC Holdings, LLC, a Delaware limited liability company;

(3)	BGC Holdings, L.P., a Delaware limited partnership;

(4)	BGC GP, LLC, a Delaware limited liability company;

(5)	BGC Partners, Inc., a Delaware corporation (collectively with BGC Partners, L.P., BGC Holdings, LLC, BGC Holdings, L.P. and BGC GP, LLC, the “BGC Entities”);

(6)	Cantor Fitzgerald, L.P., a Delaware limited partnership (“CFLP”);

(7)	CF Group Management, Inc., a New York corporation (“CFGM”); and

(8)	Howard W. Lutnick (collectively with the BGC Entities, CFLP and CFGM, the “Reporting Persons” and each, a “Reporting Person”).

The principal business of the BGC Entities is serving as a global brokerage company primarily servicing the wholesale financial and commercial real estate markets through their financial services and real estate services businesses. The principal business of CFLP is providing financial services, including an array of financial products and services in the equity, fixed income and foreign exchange capital markets. The principal business of CFGM is to act as the Managing General Partner of CFLP. Mr. Lutnick’s principal occupation is serving as Chairman, President and Chief Executive Officer of CFLP and as Chairman and Chief Executive Officer of BGC Partners, Inc.

The principal place of business of each of the Reporting Persons other than CFLP is 499 Park Avenue, New York, New York 10022. The principal place of business of CFLP is 110 East 59th Street, New York, New York 10022.

BGC Partners, L.P. is the operating partnership that holds the U.S. businesses of the BGC Entities. The limited partnership interests of BGC Partners, L.P. are held by BGC Partners, Inc. and BGC Holdings, L.P. The general partner of BGC Partners, L.P. is BGC Holdings, LLC. The membership interests of BGC Holdings, LLC are held by BGC Holdings, L.P. The membership interests of BGC GP, LP are directly and indirectly held by BGC Partners, Inc.

The limited partnership interests of BGC Holdings, L.P. are held by limited partnership unit holders, founding/working partners and CFLP. The general partner of BGC Holdings, L.P. is BGC GP, LLC. The managing member of BGC GP, LLC is BGC Partners, Inc.

The Class A common stock of BGC Partners, Inc. is held by public stockholders and CFLP and its affiliates. CFLP and its affiliates also hold Class B common stock of BGC Partners, Inc. that provides them with a majority of the voting power over BGC Partners, Inc.

The Managing General Partner of CFLP is CFGM. Mr. Lutnick, in turn, is the Chairman and Chief Executive Officer and trustee of an entity that is the sole shareholder of CFGM.

See Schedule A hereto for information regarding the additional persons listed thereon.

(d) and (e)

During the last five (5) years, no Reporting Person or any other person listed on Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Mr. Lutnick is a U.S. citizen. See Schedule A hereto for the citizenship of the additional persons listed thereon.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

BGC Partners, L.P. acquired 17,075,464 Shares in the open market for a total consideration of approximately $60,818,530 (including fees and commissions), representing approximately 13.5% of GFI’s outstanding Shares, based on 126,541,799 Shares reported to be outstanding as of July 31, 2014 as disclosed in GFI’s Quarterly Report on Form 10-Q filed August 11, 2014. The source of funding for these Shares was the general working capital of BGC Partners, L.P.

Cantor Fitzgerald & Co., an affiliate of CFLP, acquired 45,000 Shares in the open market for a total consideration of approximately $202,982.37 (including fees and commissions), representing approximately 0.04% of GFI’s outstanding Shares, based on 126,541,799 Shares reported to be outstanding as of July 31, 2014 as disclosed in GFI’s Quarterly Report on Form 10-Q filed August 11, 2014. The source of funding for these Shares was the general working capital of Cantor Fitzgerald & Co.

ITEM 4.	PURPOSE OF THE TRANSACTION

The BGC Entities have over the course of several years repeatedly expressed an interest in acquiring GFI. On July 29, 2014, BGC Partners, Inc. delivered a letter to Messrs. Michael Gooch (Executive Chairman of the GFI Board of Directors) and Colin Heffron (Chief Executive Officer and a Director of GFI) detailing its interest in acquiring 100% of GFI and its entire business.

BGC Partners, Inc. had expected to engage in a discussion regarding the transaction with GFI, and therefore was surprised to read a press release announcing GFI’s execution of a merger agreement with CME Group Inc. The Agreement provides for a two-step transaction in which CME Group will acquire all of the outstanding shares of GFI in exchange for $4.55 per share in CME Group Class A Common Stock, and immediately thereafter sell GFI’s wholesale brokerage and clearing businesses (including net cash, cash equivalents and clearing deposits of $191 million) to a private consortium of GFI’s management, including Messrs. Gooch and Heffron, for $165 million in cash and the assumption, at closing, of certain unvested deferred compensation and other liabilities.

BGC Partners, Inc. continues to seek a negotiated merger with GFI that would provide superior value to the GFI shareholders, and is prepared to begin such negotiations. However, given the lack of response to BGC Partners, Inc.’s offer, and BGC Partners, Inc.’s belief that the pending transaction deprives GFI shareholders of the opportunity to realize appropriate value, particularly given the significant discount agreed to with respect to the purchase of the brokerage and clearing business, BGC Partners, Inc. announced an intention to make an offer directly to the GFI shareholders.

On September 8, 2014, Shaun D. Lynn, President of BGC Partners, Inc., sent a letter notifying the board of directors of GFI of BGC Partners Inc.’s intention to commence an offer to purchase 100% of the outstanding Shares that are issued and outstanding at a price of $5.25 per Share (the “Offer Price”). A copy of the letter is included as Exhibit 1 to this Schedule 13D and is incorporated herein by reference in its entirety. As noted in the letter, the Offer Price represents a premium of: (i) more than 68% to the price of the Shares of GFI common stock on July 29, 2014, the day before announcement of the transaction with CME; and (ii) 15% to the price offered by CME.

On September 9, 2014, BGC Partners, Inc. issued a press release announcing an intention to commence a tender offer to purchase all Shares that are issued and outstanding at the Offer Price and including a copy of the letter from Mr. Lynn to the board of directors of GFI. A copy of the press release is included as Exhibit 2 to this Schedule 13D.

The Reporting Persons and their affiliates may, from time to time and at any time: (i) acquire additional Shares and/or other equity, debt, notes, instruments or other securities (collectively, “Securities”) of the Issuer (or its affiliates) in the open market, in privately negotiated transactions, pursuant to the Offer or otherwise; (ii) dispose of any or all of their Securities in the open market, in privately negotiated transactions or otherwise; (iii) engage in any hedging or similar transactions with respect to the Securities; or (iv) take any other action described in Items 4(a) – (j) of Schedule 13D. The Reporting Persons may formulate a plan with respect to such matters and, from time to time, may hold discussions with, or make formal proposals to, management or the Board of Directors of GFI or CME or other third parties regarding such matters, including (a) negotiating to purchase only a portion of GFI’s businesses or assets, (b) negotiating to sell a portion of GFI’s businesses or assets to CME, third parties, or members of management or stockholders of CME, GFI or other third parties as part of a transaction for some or all of GFI’s businesses or assets and (c) either in connection with a transaction for some or all of GFI’s businesses or assets or otherwise, negotiating to enter into strategic arrangements, including joint ventures, partnerships or commercial arrangements with respect to some or all of GFI’s businesses or assets.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

The following information is provided as of September 15, 2014:

BGC Partners, L.P. is the beneficial owner of, and has shared voting and dispositive power with respect to, 17,075,464 Shares owned of record by it.

Each of BGC Holdings, LLC, BGC Holdings, L.P., BGC GP, LLC and BGC Partners, Inc. is the beneficial owner of, and has shared voting and dispositive power with respect to, 17,075,464 Shares owned of record by BGC Partners, L.P.

Cantor Fitzgerald & Co. is the beneficial owner of, and has shared voting and dispositive power with respect to, 45,000 Shares owned of record by it. CFLP controls Cantor Fitzgerald & Co. as the holder of all of the partnership interests of CFLP CF&Co Holdings, LLC, which in turn is the general partner of CFLP CF&CO I Holdings, L.P., which in turn is the managing general partner of Cantor Fitzgerald & Co.

Each of CFLP, CFGM and Mr. Lutnick is the beneficial owner of, and has shared voting and dispositive power with respect to, 17,120,464 Shares, of which 17,075,464 Shares are owned of record by BGC Partners, L.P. and 45,000 Shares are owned of record by Cantor Fitzgerald & Co.

Except as described in this Item 5, no person listed in Item 2 of this Statement is a beneficial owner of any Shares.

(a) Number of Shares and percent of Common Stock beneficially owned as of September 8, 2014 by the Reporting Person. Other than as set forth below, no person on Schedule A is the beneficial owner of any Shares.

Number of Shares of Common Stock:
BGC Partners, L.P.	17,075,464
BGC Holdings, LLC	17,075,464
BGC Holdings, L.P.	17,075,464
BGC GP, LLC	17,075,464
BGC Partners, Inc.	17,075,464
CFLP	17,120,464
CFGM	17,120,464
Mr. Lutnick	17,120,464

Percent of Common Stock (based on 126,541,799 Shares reported outstanding as of July 31, 2014 (as represented in the CFI-CME Merger Agreement):
BGC Partners, L.P.	13.5%
BGC Holdings, LLC	13.5%
BGC Holdings, L.P.	13.5%
BGC GP, LLC	13.5%
BGC Partners, Inc.	13.5%
CFLP	13.5%
CFGM	13.5%
Mr. Lutnick	13.5%

(b) Number of Shares and percent of Common Stock beneficially owned as of September 15, 2014 as to which the Reporting Person have:

(i) sole power to vote or direct the vote:

Person	Number of Shares
BGC Partners, L.P.	0
BGC Holdings, LLC	0
BGC Holdings, L.P.	0
BGC GP, LLC	0
BGC Partners, Inc.	0
CFLP	0
CFGM	0
Mr. Lutnick	0

(ii) shared power to vote or direct the vote:

BGC Partners, L.P.	17,075,464
BGC Holdings, LLC	17,075,464
BGC Holdings, L.P.	17,075,464
BGC GP, LLC	17,075,464
BGC Partners, Inc.	17,075,464
CFLP	17,120,464
CFGM	17,120,464
Mr. Lutnick	17,120,464

(iii) sole power to dispose or to direct the disposition of:

Person	Number of Shares
BGC Partners, L.P.	0
BGC Holdings, LLC	0
BGC Holdings, L.P.	0
BGC GP, LLC	0
BGC Partners, Inc.	0
CFLP	0
CFGM	0
Mr. Lutnick	0

(iv) shared power to dispose of or to direct the disposition of:

BGC Partners, L.P.	17,075,464
BGC Holdings, LLC	17,075,464
BGC Holdings, L.P.	17,075,464
BGC GP, LLC	17,075,464
BGC Partners, Inc.	17,075,464
CFLP	17,120,464
CFGM	17,120,464
Mr. Lutnick	17,120,464

(c)

The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Name of Reporting Person	Date of Transaction	Amount of Shares	Price per Share (in $)
BGC Partners, L.P.	7/15/14	62,356	3.1676
BGC Partners, L.P.	7/16/14	73,000	3.1804
BGC Partners, L.P.	7/17/14	186,651	3.1440
BGC Partners, L.P.	7/21/14	25,700	3.1427
BGC Partners, L.P.	7/28/14	15,601	3.0362
BGC Partners, L.P.	7/29/14	101,588	3.1120
BGC Partners, L.P.	8/5/14	240,000	4.5317
BGC Partners, L.P.	8/8/14	41,499	4.5500
BGC Partners, L.P.	8/11/14	600,372	4.5554
BGC Partners, L.P.	8/12/14	726,787	4.5574
BGC Partners, L.P.	8/13/14	151,000	4.5550
BGC Partners, L.P.	8/14/14	100,000	4.5451
BGC Partners, L.P.	8/15/14	139,229	4.5194
BGC Partners, L.P.	8/18/14	100,000	4.5392
BGC Partners, L.P.	8/28/14	50,000	4.5250
BGC Partners, L.P.	8/29/14	50,000	4.5235
BGC Partners, L.P.	9/2/14	40,000	4.4950
BGC Partners, L.P.	9/3/14	2,208,392	4.5287
BGC Partners, L.P.	9/4/14	4,221,969	4.5416
BGC Partners, L.P.	9/5/14	759,587	4.5363
BGC Partners, L.P.	9/8/14	3,620,037	4.7955

Cantor Fitzgerald & Co.	8/27/14	23,448	4.5000
Cantor Fitzgerald & Co.	8/28/14	12,480	4.5293
Cantor Fitzgerald & Co.	8/29/14	9,072	4.5130

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENT, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See the responses to Item 4 and Item 5, which are incorporated by reference herein.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Name

1	Letter to the Board of Directors of GFI Group Inc., dated September 8, 2014 (incorporated by reference to portions of Exhibit 99.1 to BGC Partners, Inc.’s Current Report on Form 8-K filed on September 9, 2014).

2	BGC Partners, Inc. press release dated September 9, 2014 (incorporated by reference to Exhibit 99.1 to BGC Partners, Inc.’s Current Report on Form 8-K filed on September 9, 2014).

3	Joint Filing Agreement, dated September 15, 2014 (included herein).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 15, 2014

BGC PARTNERS, L.P.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman and Chief Executive Officer

BGC HOLDINGS, LLC

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman and Chief Executive Officer

BGC HOLDINGS, L.P.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman and Chief Executive Officer

BGC GP, LLC

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman and Chief Executive Officer

BGC PARTNERS, INC.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman and Chief Executive Officer

CANTOR FITZGERALD, L.P.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman, President and Chief Executive Officer

CF GROUP MANAGEMENT, INC.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman, Chief Executive Officer and Director

HOWARD W. LUTNICK

/s/ Howard W. Lutnick